Filed Pursuant to Rule 433

Registration No. 333-196927

March 4, 2015

Encana Corporation

Treasury Offering of Common Shares

March 4, 2015

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this Issue.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Issue will arrange to send you the prospectus or you may request it in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) and in the United States from RBC Capital Markets, LLC, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 877-822-4089, fax: 212-428-6260); in Canada from Credit Suisse, Prospectus Department at 1 First Canadian Place Suite 2900, P.O. Box 301, Toronto, Ontario, Canada, M5X 1C9; Telephone: (416) 352-4520 and in the United States from Credit Suisse Securities (USA) LLC, Prospectus Department (1-800-221-1037), One Madison Avenue, New York, New York 10010, email: newyork.prospectus@credit-suisse.com; and in Canada from Scotiabank, Equity Capital Markets (Tel: 1-416-862-5837), Scotia Plaza, 66th Floor, 40 King St. West, M5W 2X6, Toronto, Ontario, and, in the United States, by contacting Scotiabank, Equity Capital Markets (Tel: 1-212-225-6853), 250 Vesey Street, 24th Floor, New York, NY 10281.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Encana Corporation (“Encana” or the “Company”).

Offering:	Treasury offering of 85,616,500 common shares of Encana (“Common Shares”), before giving effect to the over-allotment option.

Offering Price:	C$14.60 per Common Share.

Gross Proceeds:	C$1,250,000,900 (C$1,437,501,035 if the over-allotment option is exercised in full).

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until 30 days following the closing of the Offering, to purchase up to an additional 12,842,475 Common Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:

The net proceeds of the Offering are expected to provide Encana with additional financial flexibility by reducing its long-term debt and interest expense. The Company intends to use the net proceeds received from the Offering, along with cash on hand and, if required, other sources of funds including under its credit facilities, to redeem US$700 million of long-term debt maturing in 2017 and C$750 million of long-term debt maturing in 2018.

Dividends:

Encana currently pays dividends on a quarterly basis on or about the last day of each quarter. Purchasers of the Common Shares under the Offering will not be eligible to receive the dividend payable on March 31, 2015 to holders of record on March 13, 2015.

Offering Basis:

Offered publicly in all provinces and territories of Canada, by way of a shelf prospectus and prospectus supplement and in the United States pursuant to the MJDS and internationally as expressly permitted by the Company.

Underwriting Basis:	“Bought Deal” subject to conventional bought deal termination provisions.

Listing:	The existing Common Shares are listed on the TSX and the NYSE under the symbol “ECA”.

Eligibility:	The Common Shares will be eligible under applicable Canadian law for RRSPs, RRIFs, DPSPs, TFSAs and RESPs.

Joint Bookrunners:	RBC Capital Markets, Credit Suisse and Scotiabank.

Commission:	3.50%.

Closing:	On or about March 16, 2015.